08001939

April 10, 2008

RECEIVED
2008 APR 17 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 046/2008, AIS-CP 047/2008**

  Subject: 1. Notification of the Resolutions of the 2008 Annual General Meeting of Shareholders
  2. Clarification of the Arbitral ruling between DTAC and DPC

  Date: April 10, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
APR 22 2008
THOMSON FINANCIAL

4/18

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 10, 2008

AIS-CP 046/2008

April 10, 2008

Re: Notification of the Resolutions of the 2008 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolutions of the 2008 Annual General Meeting of Shareholders , held on April 10, 2008 at the Auditorium Room, 9th floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok 10900 as the following matters:

1. Certified the Minutes of the 2007 Annual General Meeting of Shareholders which was held on 25 April 2007.

Approved	2,577,919,734	votes	equivalent to	99.85%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	3,794,900	votes	equivalent to	0.15%.

2. Approved the balance sheet, statement of income and statement of cash flow for the fiscal year ended December 31, 2007.

Approved	2,578,935,167	votes	equivalent to	99.67%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	8,628,000	votes	equivalent to	0.33%.

3. Approved the program for the issuing and offering of debt instruments as details below:

3.1 The additional amount of debt instruments shall not exceed Baht 14 billion.

3.2 The issuing and offering of debt instruments as specified above and the total amount of other types of loan procurement (if any) in each year shall not exceed the amount of loan procurement stipulated by the Board of Directors in each year. In 2008, The Board of Director has approved the total loan procurement for the Company for the total of not exceeding Baht 10 billion.

3.3 The Company may offer the debt instruments to the public and/or institutional investors and/or specific investors in Thailand (either in whole or in part) and/or outside Thailand in accordance with the relevant notifications of the Office of the Securities and Exchange Commission and may be offered in the same set or several sets at the same time or several times.

3.4 The Company may issue additional debt instruments in an amount equal to the total debt instruments which have been redeemed or repurchased by the Company including the Company's total outstanding debentures.

3.5 The Company has empowered the Executive Committee or person who is empowered by the Board of Directors and/or the Executive Committee ("Attorney") to be the authorized person to proceed with the issuing and offering the debt instruments including to perform all other tasks that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issuing and offering of the debt instruments including but not limited to making decisions and carrying out other acts relating to hedging transactions (whether in whole or in part) in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate.

Approved	2,584,352,667	votes	equivalent to	99.82%,
Disapproved	0	vote	equivalent to	0.00%,

Abstained	4,686,400	votes	equivalent to	0.18%.

4. Approved the dividend payment for the Company's second half operating results (July 1 -December 31, 2007) to shareholders at Baht 3.30 per share.

   Therefore, the Company's dividends payment for the entire year 2007 will be Baht 6.30 per share including an interim dividend payment of Baht 3.00 per share, which was paid on 10 September 2007.

   The closing date of register book to determine the right to receive dividends will be on April 21, 2008, at 12.00 noon and the dividend payment date will be on May 8, 2008.

Approved	2,585,244,370	votes	equivalent to	99.85%,
Disapproved	0	vote	equivalent to	0.00%,
Abstained	3,794,900	votes	equivalent to	0.15%.

5. Approved the re-appointment of retiring directors, appoint new director, and designate authorized signatory as details below:

   a. The re-appointment of retiring directors and appoint new director are as follows;

   1) Dr. Paiboon Limpaphayom Chairman of the Board of Directors and Independent Director

Approved	2,583,461,570	votes	equivalent to	99.77%,
Disapproved	2,212,700	votes	equivalent to	0.09%,
Abstained	3,797,100	votes	equivalent to	0.15%.

   2) Mr. Vasukree Klapairee Director

Approved	2,583,461,570	votes	equivalent to	99.77%,
Disapproved	2,212,700	votes	equivalent to	0.09%,
Abstained	3,797,100	votes	equivalent to	0.15%.

   3) Mr. Vikrom Sriprataks Director

Approved	2,588,055,770	votes	equivalent to	99.95%,
Disapproved	1,413,300	votes	equivalent to	0.05%,
Abstained	2,300	votes	equivalent to	0.00%.

   4) Mr. Hubert Ng Ching-Wah Director

Approved	2,588,053,270	votes	equivalent to	99.95%,
Disapproved	1,413,300	votes	equivalent to	0.05%,
Abstained	4,800	votes	equivalent to	0.00%.

   b. Amendment of the designate authorized signatory to be;
   "Mr. Somprasong Boonyachai and Mr. Vikrom Sriprataks, these two directors collectively sign with the Company seal affixed".

Approved	2,588,057,970	votes	equivalent to	99.95%,
Disapproved	1,413,300	votes	equivalent to	0.05%,
Abstained	100	votes	equivalent to	0.00%.

6. Approved the directors' remuneration for the fiscal year 2008 of not exceeding of Baht 15 million. Such remuneration consists of monthly retainer fee, meeting allowance and annual allowance. The details of remuneration includes;

   6.1 The Chairman of the Company shall receive Baht 200,000 per month. 6.2 The Chairman of Audit Committee shall receive Baht 75,000 per month.

   6.3 The independent / Outsider directors and Representative under concession agreement shall receive Baht 50,000 per month.

   6.4 Attendance fee of Baht 25,000 for each meeting.

6.5 The annual allowance based on the director's contribution and length of their services.

6.6 Executive directors shall not receive any remuneration as members of the Board.

Approved	2,583,161,470	votes	equivalent to	99.76%,
Disapproved	2,042,900	votes	equivalent to	0.08%,
Abstained	4,267,000	votes	equivalent to	0.16%.

7. Approved the appointment of the Company's auditors: KPMG Phoomchai Audit Limited and the following four auditors for the year 2008:

- Mr. Supot Singhasaneh CPA. No. 2826
- Mr. Winid Silamongkol CPA. No. 3378
- Ms. Somboon Supasiripinyo CPA No. 3731
- Mr. Charoen Phosamritlert CPA. No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The Audit fees for 2008 of the Company and the consolidation are up to Baht 8,622,000.

Approved	2,581,901,857	votes	equivalent to	99.71%,
Disapproved	410,800	vote	equivalent to	0.02%,
Abstained	7,158,813	votes	equivalent to	0.28%.

8. Approved the allotment of 1,300,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 2,010,993,609 shares unallocated shares to be reserved for exercising the right in pursuance of the ESOP warrants due to entering into the terms and conditions of the Prospectus.

Regarding the dividends payments of the company for 2007, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot the additional shares to be reserved for the new exercise ratio of ESOP adequately.

Approved	2,367,937,100	votes	equivalent to	91.44%,
Disapproved	207,667,628	vote	equivalent to	8.02%,
Abstained	13,866,842	votes	equivalent to	0.54%.

Summary Translation Letter
To the Stock Exchange of Thailand
April 10, 2008

AIS-CP 047/2008

April 10, 2008

Subject: Clarification of the Arbitral ruling between DTAC and DPC

To: President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") would like to clarify the Arbitral ruling, reference made to the Arbitral Case Black No. 62/2546, between Digital Phone Co., Ltd., which 98.55% is held by the Company, and Total Access Communication Public Company Limited (DTAC), claiming DPC for the assignment of the rights to operate the PCN 1800, the facilities and equipment, the roaming fee according to the Agreement to Unwind the Service Provider Agreement, which details are as follows;

On 25 March 2008, the Arbitral has a ruling of Arbitral Case Black No. 62/2546 that DPC should pay DTAC for the amount of US$ 14,838,720.80 plus interest rate at the rate of 9.50% per annum from the claimed amount of US$ 18,548,401.

The Company and DPC are now considering whether to file the case at Civil Court to revoke the ruling.

The aforesaid amount is part of the total amount claimed by DTAC, Baht 4,739 million (excluding the default interest) in which it has been booked in full amount as the concession right payable in DPC financial statements and the Company consolidated financial statement as of 31 December 2007.

END